

SECUR 13030407 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Condera Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Boulevard, Suite 1000
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristy Johnson (713) 574-1950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP
(Name – *if individual, state last, first, middle name*)

2929 Allen Parkway, 19th Floor	Houston	Texas	77019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

bo 3/9/13

OATH OR AFFIRMATION

I, Kristy Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condera Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONDERA SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

CONDERA SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

CONTENTS



2929 Allen Parkway, 20th Floor
Houston, Texas 77019

Phone 713-960-1706
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditor's Report

To the Board of Directors
Condera Securities, LLC

Report to the Financial Statements
We have audited the accompanying statements of financial condition of Condera Securities, LLC (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Condera Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Houston, Texas
February 26, 2013

CONDERA SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 431,140	$ 188,300
Fees receivable, net	180,447	28,134
TOTAL CURRENT ASSETS	611,587	216,434
PROPERTY AND EQUIPMENT		
Furniture and fixtures	23,331	32,104
Equipment	-	1,856
Computers	-	26,950
Software	-	25,082
	23,331	85,992
Less: accumulated depreciation	19,092	78,150
NET PROPERTY AND EQUIPMENT	4,239	7,842
TOTAL ASSETS	$ 615,826	$ 224,276
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 3,292	$ 4,081
Accrued expenses	16,884	20,024
TOTAL LIABILITIES	20,176	24,105
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY	595,650	200,171
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 615,826	$ 224,276

See notes to financial statements.

CONDERA SECURITIES, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2012	2011
REVENUES		
Commissions	$ 36,472	$ 66,164
Gain (loss) on trading account	(2,823)	266
Interest income	979	3,046
Miscellaneous	247,029	5,673
Placement fees	343,639	187,998
TOTAL REVENUES	625,296	263,147
EXPENSES		
Clearance fees	25,277	43,048
Insurance	3,000	3,000
Licensing and registration fees	805	1,233
Occupancy and equipment rental	14,652	14,652
Other operating expenses	17,402	54,505
Professional and consulting	33,211	48,222
Salaries	122,928	122,928
Service fees	-	146,856
Subscriptions and dues	2,449	6,086
Telephone	3,840	3,840
TOTAL EXPENSES	223,564	444,370
INCOME (LOSS) BEFORE STATE INCOME TAX EXPENSE	401,732	(181,223)
STATE INCOME TAX EXPENSE	(6,253)	(2,622)
NET INCOME (LOSS)	$ 395,479	$ (183,845)

See notes to financial statements.

CONDERA SECURITIES, LLC
STATEMENTS OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

Balance at January 1, 2011	$	420,285
Distributions		(71,269)
Contributions		35,000
Net loss		(183,845)
Balance at December 31, 2011		200,171
Net income		395,479
Balance at December 31, 2012	$	595,650

See notes to financial statements.

CONDERA SECURITIES, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 395,479	$ (183,845)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	3,603	6,694
Changes in operating assets and liabilities:		
Fees receivable	(152,313)	220,317
Accounts payable	(789)	1,149
Accrued expenses	(3,140)	4,644
NET CASH PROVIDED BY OPERATING ACTIVITIES	242,840	48,959
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	-	(71,269)
Contributions	-	35,000
NET CASH USED IN FINANCING ACTIVITIES	-	(36,269)
NET INCREASE IN CASH AND CASH EQUIVALENTS	242,840	12,690
CASH AND CASH EQUIVALENTS - Beginning of year	188,300	175,610
CASH AND CASH EQUIVALENTS - End of year	$ 431,140	$ 188,300

See notes to financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Condera Securities, LLC (the "Company") is a limited liability company operating as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's ("SEC") Rule 15c3-3(k)(2)(ii). The Company's office is located in Houston, Texas.

The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues earned from investment referrals based on various contracts it has with investment companies. Revenues are recognized on an accrual basis and based on terms defined in these agreements.

Cash and Cash Equivalents: The Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts: Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. As of December 31, 2012 and 2011, no allowance for doubtful accounts was deemed necessary by the Company.

Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 7 years. Major additions and improvements to property and equipment are capitalized and depreciated over the estimated useful lives. Routine maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss are reflected in income for the period.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company evaluates at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cumulative undiscounted cash flows of the related asset or group of assets is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair market value of the long-lived asset. At December 31, 2012 and 2011, no such impairment exists.

Federal Income Taxes: The net income or loss of the Company flows through to its members. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Company follows guidance issued by the Financial Accounting Standards Board ("FASB") which clarifies accounting for uncertainty in income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The income tax position taken by the Company for any years open under the various statutes of limitations is that for entities organized as a limited liability company continue to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2012. The Company believes there are no uncertain tax positions that would require recognition in the financial statements as of December 31, 2012 and 2011. The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date. The Company has elected to record income tax related interest and penalties, if any, as a component in the provision for income tax expense.

None of the Company's federal or state income tax returns are currently under examination by the Internal Revenue Service ("IRS") or state authorities. However, fiscal years 2009 and later remain subject to examination by the IRS and respective states.

State Income Tax: The Company is subject to a margin tax based on Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. As a result, the Company recorded $6,253 and $2,622 in estimated state income taxes for the years ended December 31, 2012 and 2011, respectively, which is solely attributable to the Texas margin tax.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated all events subsequent to the balance sheets date through the date the financial statements were available to be issued, which was February 26, 2013, and has determined there are no events that require disclosure.

NOTE B - CLEARING BROKER

The Company has an agreement with J.P. Morgan Clearing Corporation ("Clearing Broker", formerly Bear Stearns Securities Corporation) to perform various securities clearance services. The agreement with the Clearing Broker requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules of $100,000 or $150,000. As of December 31, 2012, the Company was in compliance with the net capital covenant.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $411,761, which was $311,761 in excess of its minimum required net capital.

NOTE D - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company monitors the financial condition of the financial institutions in which the accounts are maintained and has experienced no losses associated with these accounts.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has a lease and services agreement ("LSA") with Condera Advisors, LLC ("Advisors"), a related party, where the Company pays Advisors a monthly fee of $12,590 for various services. The Company was charged $151,080 in service fees by Advisors for the years ended December 31, 2012 and 2011. Such fees are included in the related service expenses in the accompanying statements of operations.

Total rent expense for the years ended December 31, 2012 and 2011 was $14,652 which was all charged by Advisors under the LSA agreement.

Additionally, under the LSA the Company incurred expense to Advisors of approximately $147,000 related to a proportional allocation services fee for the year ended December 31, 2011. The fee is included in the statements of operations for the year ended December 31, 2011 as service fees. As previously defined under the LSA, the fee represented a percentage of the aggregate amount of any advisory, placement, service, or commission fee revenues less any third party fees and expenses attributable to such fees and revenues. The fee is only applicable if the Company has net income. The LSA was amended in 2012 to remove the proportional allocation service fee, as such, the Company incurred no related expense for the year ended December 31, 2012.



SUPPLEMENTARY INFORMATION

CONDERA SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

TOTAL MEMBER'S EQUITY		$ 595,650
Deductions for nonallowable assets		
Fees receivable	$ 179,534	
Property and equipment, net	4,239	
Cash equivalents	116	183,889
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		411,761
HAIRCUTS ON SECURITIES		-
NET CAPITAL		$ 411,761
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 3,292
Accrued expenses		16,884
TOTAL AGGREGATE INDEBTEDNESS		$ 20,176
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (15:1 of total aggregate indebtedness)		$ 1,345
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)		$ 100,000
EXCESS NET CAPITAL		$ 311,761
Ratio: aggregate indebtedness to net capital		.05:1

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2012.

See Independent Auditor's Report.

CONDERA SECURITIES, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2012


UHY LLP
Certified Public Accountants

2929 Allen Parkway, 20th Floor
Houston, Texas 77019

Phone 713-960-1706
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditor's Report on the Internal Control Required by SEC Rule 17a-5

Board of Directors
Condera Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Condera Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a *material weakness*, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 26, 2013

CONDERA SECURITIES, LLC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2012



2929 Allen Parkway, 20th Floor
Houston, Texas 77019

Phone 713-960-1706
Fax 713-968-7128
Web www.uhy-us.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Condera Securities, LLC
1330 Post Oak Blvd., Suite 1000
Houston, Texas 77056

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Condera Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 26, 2013

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT FOR THE YEAR ENDED DECEMBER 31, 2012

Determination of SIPC Net Operating Revenues:		
Total Revenue (FOCUS line 12/Part IIA line 9)	$	625,296
Additions:		
Net loss from principal transactions in securities in trading accounts		2,823
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		25,374
SIPC Net Operating Revenues	$	602,745
Determination of General Assessment:		
General Assessment @ .0025	$	1,507
Assessment Remittance:		
Greater of General Assessment or $150 Minimum	$	1,507
Less: payment previously made to SIPC		255
Assessment Balance Due - paid February 15, 2013	$	1,252
Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Year Ended December 31, 2012:		
SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	602,745
SIPC Net Operating Revenues as computed above		602,745
Difference	$	-